

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

John W. Gibson, Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

> **Re: ONEOK, Inc.**
> **Form 10-K for Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 29, 2010**
> **File No. 1-13643**
>
> **ONEOK Partners, L.P.**
> **Form 10-K for Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 29, 2010**
> **File No. 1-12202**

Dear Mr. Gibson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

ONEOK, Inc.

Form 10-K for the Year Ended December 31, 2009

1. We note that ONEOK Partners, L.P., in its annual report on Form 10-K for the year ended December 31, 2009 and its quarterly report on Form 10-Q for the period ended March 31, 2010, discusses its business and operations in the following three reportable business segments: (i) Natural Gas Gathering and Processing; (ii) Natural Gas Pipelines; and (iii) Natural Gas Liquids. However, it does not appear that you discuss your ONEOK Partners segment using those segments. In future filings, please discuss your ONEOK Partners segment by its three segments or tell us why it is not appropriate for you to do so.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 37

2. In future filings, please expand this section, and similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and Release No. 33-8350. As examples only, and not an exhaustive list, please address the following:

   - In the paragraph with the heading "Outlook," you state that you expect and anticipate certain conditions in future periods, including a moderate economic recovery in 2010, inflationary pressures in 2011, improved credit markets in 2010, and an improving commodity environment during 2010. Please discuss the bases for these beliefs about the future conditions. Also, please discuss the steps you took or plan to take based on these conditions, if any.

   - Under the heading "Capital Projects," you discuss the capital projects you completed in 2009. Please revise these discussions to explain the projects in greater detail, including the costs, financing, existing commitments, and expected future plans for each project.

   - On page 21, you state that a material risk to you is that your indebtedness could impair your financial condition and your ability to fulfill your other obligations. In your Management's Discussion and Analysis of Financial Condition and Results of Operations section, please discuss your indebtedness in greater detail, including how your indebtedness has impacted you, how it may impact you going forward, and any plans you have to address your indebtedness in future periods.

Financial Results and Operating Information, page 44

3. You discuss the changes in operation and cash flow amounts between the periods,
    however, the dollar amounts you disclose mostly repeat information that is available
    from the face of the financial statements. Therefore, in future filings, please expand
    this section, and similar sections in your quarterly reports on Form 10-Q, to explain
    the reasons for period-to-period changes. In this regard, where you identify
    intermediate causes of changes in your operating results, please be sure to fully
    describe the reasons underlying these causes. Finally, where changes in items are
    caused by more than one factor, please quantify the effect of each factor on the
    change, if possible. See Item 303 of Regulation S-K and Release No. 33-8350. As
    examples only, and not an exhaustive list, please address the following:

    - Under the heading "ONEOK Partners" on page 46, you state that your ONEOK
      Partners segment's net margin decrease from 2008 to 2009 was primarily due to
      five intermediate factors. Please discuss in greater detail the underlying causes of
      each of these factors. For example, please discuss the underlying causes for the
      lower realized commodity prices in ONEOK Partners' natural gas gathering and
      processing business that contributed $106.0 million to the overall decrease in net
      margin.

    - On page 46, you state that your operating costs increased due primarily to "higher
      employee-related costs, incremental costs associated with the operating of the
      Overland Pass Pipeline and related expansion projects, and the Arbuckle Pipeline
      and costs associated with the expanded Bushton Plant fractionators." Please
      explain the underlying causes for each of these factors and quantify the effect of
      the intermediate and underlying causes on the overall operating cost increase.

    - Under the heading "Distribution" on page 48, you state that your operating costs
      increased primarily due to four intermediate reasons. Please explain the
      underlying causes of these reasons and quantify the effects of the underlying
      causes on the intermediate factors. For example, please discuss the underlying
      reason or reasons for the $20.8 million increase in employee-related costs from
      2008 to 2009 that contributed the overall increase in your operating costs and
      quantify the reasons, if possible.

Financial Statements, page 66

Consolidated Statements of Cash Flows, page 71

4. We note your disclosure in Note P on page 114 that certain distributions totaling
    $34.4 million in 2009 and $24.7 million in 2008 paid to you by your unconsolidated
    affiliates represent a return of investment and are classified as an investing activity in
    your Consolidated Statements of Cash Flows. We note that these amounts appear to

be presented on a net basis in the caption "Changes in investments in unconsolidated affiliates." In future filings, please revise these amounts to be presented on a gross basis or tell us how such amounts qualify for net reporting. Please also confirm to us that all amounts included under this caption represent cash receipts and payments. Refer to FASB ASC 230-10-45-7 through -9.

Note A. Summary of Significant Accounting Policies, page 75

Inventories, page 79

5. We note that noncurrent natural gas and NGLs are classified as property. Please tell us where you classify purchases and the eventual sales of noncurrent inventories on your statements of cash flows.

Regulation, page 81

6. We note your disclosure that at December 31, 2009 and 2008 you recorded regulatory assets of approximately $488.6 million and $523.3 million, respectively. In future filings, please expand your disclosures to describe in more detail the nature, amount, and anticipated recovery period of each asset and indicate whether or not a particular regulatory asset is earning a rate of return. For regulatory assets that are not currently being recovered, please explain to us why you believe they are probable of recovery in the future. Refer to FASB ASC 980-340-50-1.

Note D. Risk Management and Hedging Activities Using Derivatives, page 86

7. We note that you recorded lower of cost or market inventory adjustments during fiscal 2008 and 2009 and reclassified pre-tax deferred gains on associated cash flow hedges of $298.8 million in fiscal 2008 and $11.3 million in 2009 from accumulated other comprehensive income (loss) into earnings. Please provide us with further details about the nature and terms of the related cash flow hedges and clarify if you reclassified the derivative gains concurrent with the inventory markdowns or only when the forecasted transactions impacted earnings. If you recorded the gains concurrent with the markdowns, explain why it was appropriate to record the gains into earnings at that time and cite the appropriate accounting guidance you applied in determining your treatment.

Note E. Property, Plant and Equipment, page 92

8. In future filings please segregate your accumulated depreciation balances between your regulated and non-regulated operations. Refer to Rule 5-02(13)(b) of Regulation S-X.

Item 9A. Controls and Procedures, page 118

Evaluation of Disclosure Controls and Procedures, page 118

9. Currently, you have provided only part of the definition of disclosure controls and procedures. You state that management concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by [you], including [your] consolidated entities, in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms" and "to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act is accumulated and communicated to management." Also, if true, in future filings please add to the end of your definition of disclosure controls and procedures that management includes your principal executive and financial officers and that the information accumulated and communicated to management was done to allow timely decisions regarding required disclosure. Please note the definition is not required, however if included, the definition should conform exactly to Item 307 of Regulation S-K. See Exchange Act Rules 13a-15(e) or 15d-15(e).

10. Further, please confirm for us, if true, that management's determination regarding your disclosure controls and procedures for the period covered by this annual report was based on the complete definition of disclosure controls and procedures as discussed in the above comment.

Changes in Internal Controls Over Financial Reporting, page 118

11. In future filings, please revise your disclosure to substitute the phrase, "We have made no changes…," with the phrase, "There have been no changes…." Also, please confirm for us that, if true, there were no changes in your internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, during the quarter ended December 31, 2009 that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.

Signatures, page 128

12. We note Curtis L. Dinan's signature and title in the first signature bloc on page 128. However, you have not similarly included Mr. Dinan's signature and title in the second signature bloc on that page. In future filings, please revise your document to include Mr. Dinan's signature and title in the second signature bloc. See General Instruction D(2)(a) of Form 10-K. Also, if true, please confirm that Mr. Dinan meant to sign this report on your behalf in his capacity as your principal financial officer.

Exhibits 31.1 and 31.2

13. Please revise your certifications to refer to your "annual report" on "Form 10-K."

Form 10-Q for the Period Ended March 31, 2010

Financial Results and Operating Information, page 33

14. We note your analysis of the change in net margin for your ONEOK Partners segment on page 35. Although the net margin for this segment increased by $7.6 million in the three months ended March 31, 2010 compared to the comparable prior year interim period, the factors you have quantified as contributing to this change in net margin result in an aggregate increase of only $2.8 million. Since it is unclear to us what caused the remaining increase of $4.8 million, it appears that additional disclosures are needed to explain the remaining increase. Please tell us and revise future filings to explain in more detail the significant factors that contributed to the change in net margin. We note that this segment accounted for more than half of your consolidated revenues and over 40 percent of your consolidated net margin for the first quarter of fiscal 2010. Please ensure that in future filings you provide a robust analysis, including quantification, of the significant factors that contribute to changes in your segment results, even if the factors largely offset each other. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 20

Director Nominees, page 21

15. In future filings, please revise your director nominees' business experience descriptions to discuss in greater detail the specific experience, qualifications, attributes, or skills that led to the conclusion that he or she should serve as one of your directors in light of your business and structure. If material, these disclosures should cover more than the past five years, including information about each person's particular areas of expertise or other relevant qualifications. See Item 401(e)(1) of Regulation S-K. For example, you state that Julie H. Edwards has broad senior accounting, financial, management, and corporate development expertise in the oil and gas industry as a result of her service at Southern Union Company and Frontier Oil Corporate where she has demonstrated a strong track record of achievement and sound judgment. Please discuss in greater detail her strong record of achievement and how her senior accounting, financial, management, and corporate development expertise in the oil and gas industry qualify her for membership on your board.

Executive Compensation Discussion and Analysis, page 33

16. We note from ONEOK Partners, L.P.'s annual report on Form 10-K for the year ended December 31, 2009 that ONEOK Partners, L.P. does not include the payments allocable to services to you in its executive compensation table. Therefore, in future filings, please clarify the manner in which ONEOK Partners, L.P. reimburses you for the use of these executives. See the Question 217.08 in the Division of Corporation Finance's Compliance and Disclosure Interpretations under the heading "Regulation S-K" (June 4, 2010).

The Role of the Compensation Consultant in the Executive Compensation…, page 36

17. In future filings, please clarify whether your chief executive officer met with representatives of Hewitt regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Hewitt works, if any. Also, please describe in greater detail the nature and scope of Hewitt's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

Components of Compensation, page 39

18. Under the heading "Personal Performance," you state that all executive compensation decisions include an assessment of individual performance, including certain criteria that you list in bullet points on the top of page 39. Therefore, based on this disclosure, it is unclear whether certain elements of compensation, including base salary and long-term incentives, are established or changed by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or change base salaries, please specify these results in future filings. See Item 402 (b)(2)(v) of Regulation S-K.

19. Regardless of whether financial results are quantified, in future filings, please discuss how you determined each component of each named executive officer's individual compensation for 2009 based on the criteria you disclose on page 39 and any other metrics you use. For example, please address the following:

- Under the heading "Base Salary," you state that annual base salary is designed to compensate executives for their level of responsibility, experience, tenure, sustained performance, and contributions to your performance. Please discuss how you used these factors and any other criteria, including the bullet points on page 39, to determine the appropriate amount of each executive's base salary in 2009.

- Under the heading "Long-Term Incentive Awards," you state that your long-term equity-based incentive awards were granted to your executives based on competitive market data, the executive's individual performance, the dramatic downturn in the stock market, and the size of prior years' grants. Please discuss how each of these factors and any other criteria, including the bullet points on page 39, contributed to the amount of long-term incentive awards you granted to each named executive officer in 2009.

2009 Annual Short-Term Incentive Awards, page 40

20. We note that, based on your annual short-term incentive results for 2009, your annual short-term incentive award payments to your named executive officers were based on a 146.9% multiplier. In future filings, please demonstrate how you determined this 146.9% multiplier was appropriate based on the 2009 results as compared to their threshold, target, and maximum benchmarks.

Related-Person Transactions, page 64

21. You state that related-person transactions are presented to your Audit Committee and, if warranted, to your board for review to determine if the transactions create conflicts of interest or are otherwise fair to you. In future filings, please discuss what criteria warrants presenting a related-person transaction to your board instead of your Audit Committee. Also, please discuss how the Audit Committee or board determines whether a transaction is a conflict of interest and is fair to you based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. Further, please confirm for us that the policy required by Item 404(b) is specific to transactions subject to Item 404(a) of Regulation S-K.

ONEOK Partners, L.P.

22. In future filings, please comply with the above comments, as applicable.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 88

Evaluation of Disclosure Controls and Procedures, page 88

23. You state that your disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports you file under the Exchange Act is accumulated and communicated "to management of ONEOK Partners GP, including the officers of ONEOK Partners GP who are the equivalent of [y]our principal executive and principal financial officers." Also, you state that under the supervision and with the participation of senior

management, "including the Chief Executive Officer (Principal Executive Officer) and the Chief Financial Officer (Principal Financial Officer) of ONEOK Partners GP," you evaluated your disclosure controls and procedures. Please confirm, if true, that your disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports you file under the Exchange Act is accumulated and communicated to your principal executive and financial officers, who are also the Chief Executive Officer and Chief Financial Officer of ONEOK Partners GP, and that you evaluated your disclosure controls and procedures under the supervision and with the participation of your management, including your principal executive and financial officers, who are also the Chief Executive Officer and Chief Financial Officer of ONEOK Partners GP.

24. Further, please confirm for us that you will include the above disclosure in future filings.

Item 11. Executive Compensation, page 95

25. In the second paragraph of this section, you refer your readers to the Compensation Discussion and Analysis section and other disclosure related to ONEOK, Inc.'s executive compensation in ONEOK, Inc.'s 2010 definitive proxy statement on Schedule 14A. However, it is not clear whether you are incorporating this information into your annual report. In future filings, please either include all of ONEOK, Inc.'s Compensation Discussion and Analysis section in your annual report, with any appropriate changes tailored particularly for you, or incorporate by reference ONEOK, Inc.'s Compensation Discussion and Analysis section into your annual report.

Form 10-Q for the Period Ended March 31, 2010

26. In future filings, please comply with the above comments, as applicable.

*   *   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director